

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2022

Jeffrey Miller
Chief Financial Officer
The Container Store Group, Inc.
500 Freeport Parkway
Coppell, TX 75019

>   **Re: The Container Store Group, Inc.**
>   **Form 10-K for Fiscal Year Ended April 3, 2021**
>   **Form 10-Q for Fiscal Quarter Ended January 1, 2022**
>   **Response dated February 22, 2022**
>   **File No. 001-36161**

Dear Mr. Miller:

We have reviewed your February 22, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2022 letter.

Form 10-Q for Fiscal Quarter Ended January 1, 2022

Financial Statements
Consolidated Statements of Cash Flows, page 7

1.   We read your response to comment 1. Your net cash provided by operating activities appears to be overstated by 15% for the thirty-nine weeks ended January 1, 2022 and overstated by 11% for the twenty-six weeks ended October 2, 2021. Please revise your statements of cash flows for these periods to correct these errors and consider the need to file an Item 4.02 Form 8-K for non-reliance on previously issued financial statements. Alternatively, provide us with a detailed SAB 99 analysis supporting your conclusion that these errors in your statements of cash flows are not material in either period. Also, explain, if true, how you concluded there was not a material weakness in your internal

control over financial reporting and both your internal control over financial reporting and disclosure controls and procedures were effective as of January 1, 2022 and October 2, 2021. Going forward, please also reflect the realized and unrealized gain (loss) amounts on your nonqualified retirement plan assets outside of income (loss) from operations, if material. Refer to Rule 5-03.7 of Regulation S-X.

 You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services